CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

(Expressed in U.S. dollars - audited)

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Management's Report

Management's Responsibility for Financial Statements

The consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the management of Loncor Resources Inc. (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management's responsibility for the integrity of the consolidated financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2020 have been audited by Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(Signed) "Arnold T. Kondrat"	(Signed) "Donat K. Madilo"

Arnold T. Kondrat	Donat K. Madilo
Chief Executive Officer	Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Loncor Resources Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years  ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

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Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and for the year ended December 31, 2018, were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on March 29, 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

March 30, 2021

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of Loncor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Loncor Resources Inc. (the "Company"), which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial performance and its consolidated cash flows of the Company for the year ended December 31, 2018 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company produced a net loss for the year ended December 31, 2018 and as of that date the Company had a working capital deficit. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

UHY McGovern Hurley LLP

Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada
March 29, 2019

251 Consumers Road, Suite 800
Toronto, Ontario
M2I 4R3
mcgovernhurley.com
t. 416-496-1234

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Loncor Resources Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars)

	Notes	December 31, 2020	December 31, 2019
		$	$
Assets
Current Assets
Cash and cash equivalents		256,624	77,696
Advances receivable and prepaid expenses	6	236,667	63,895
Due from related parties	7	26,474	-
Total Current Assets		519,765	141,591

Non-Current Assets
Property, plant and equipment	8	527,904	781,172
Exploration and evaluation assets	9	31,623,192	28,752,093
Intangible assets	10	1	1
Total Non-Current Assets		32,151,097	29,533,266

Total Assets		32,670,862	29,674,857

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	715,452	336,256
Accrued liabilities		221,634	270,237
Due to related parties	7	284,920	950,464
Employee retention allowance	19	184,159	180,519
Lease obligation - current portion	16	188,370	204,248
Loans - current portion	13a	11,650	27,274
Current Liabilities		1,606,185	1,968,998

Common share purchase warrants	14c	-	31,888
Lease obligation - long-term portion	16	159,874	386,935
Loans - long-term portion	13b	26,501	-
Total Liabilities		1,792,560	2,387,821

Shareholders' Equity
Share capital	14	85,147,700	79,841,286
Reserves		8,940,059	8,411,647
Deficit		(63,209,457)	(60,965,897)
Total Shareholders' Equity		30,878,302	27,287,036
Total Liabilities and Shareholders' Equity		32,670,862	29,674,857

Approved and authorized for issue by the Board of Directors on March 30, 2021.
Signed on behalf of the Board of Directors by:

/s/ William R. Wilson	/s/ Arnold T. Kondrat

William R. Wilson	Arnold T. Kondrat
Director	Director

Going concern (Note 2b)

Event after the reporting period (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Resources Inc. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars)
		For the year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		$	$	$
Expenses
Consulting, management and professional fees		898,831	794,481	194,662
Employee benefits		555,150	358,794	172,597
Office and sundry		128,323	68,290	205,386
Share-based payments	15	289,665	154,789	1,676
Travel and promotion		240,320	111,965	167,681
Depreciation	8, 16	185,348	196,694	4,002
Interest and bank expenses		11,781	4,421	5,252
Interest on lease obligation	16	21,393	35,419	-
Fair value gain on government loan	13	(5,206)	-	-
(Gain) loss on derivative instruments	14c	(31,888)	30,349	(65,907)
Foreign exchange loss (gain)		49,927	11,236	(11,469)
Loss before other items		(2,343,644)	(1,766,438)	(673,880)
Interest and other income, including government assistance	16, 21	100,084	115,693	9,118
Loss and comprehensive loss for the year		(2,243,560)	(1,650,745)	(664,762)

Loss per share, basic and diluted	14d	(0.02)	(0.02)	(0.01)

Weighted average number of shares - basic and diluted	14d	105,203,090	93,885,097	86,498,291

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars)
	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2018	79,344,956	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the year	-	-	-	(664,761)	(664,761)
Share-based payments (Note 15)	-	-	1,676	-	1,676
Common shares issued (Note 14b)	14,350,000	2,089,332	-	-	2,089,332
Balance at December 31, 2018	93,694,956	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

Loss for the year	-	-	-	(1,650,745)	(1,650,745)
Common shares issued (Note 14b)	-	-	190,469	-	190,469
Common shares issued	1,586,023	465,080	-	-	465,080
Balance at December 31, 2019	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the year	-	-	-	(2,243,560)	(2,243,560)
Share-based payments (Note 15)	-	-	528,412	-	528,412
Common shares issued (Note 14b)	16,943,195	5,306,414	-	-	5,306,414
Balance at December 31, 2020	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Resources Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars)
		For the year ended
	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		$	$	$
Cash flows from operating activities
Loss for the year		(2,243,560)	(1,650,745)	(664,762)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		185,348	196,694	4,002
Share-based payments	15	450,912	519,549	1,676
Fair value gain on government loan	13	(5,062)	-	-
Accretion expense on government loan	13	623	-	-
(Gain) loss on derivative instruments	14c	(31,888)	30,349	(65,766)
Interest on lease obligation	16	21,393	35,419	-
Changes in non-cash working capital
Advances receivable and prepaid expenses		(172,772)	(13,314)	83,183
Due from related parties		(26,474)	-	4,518
Employee retention allowance	19	3,640	8,652	(36,286)
Accounts payable		379,196	35,974	(59,368)
Accrued liabilities		33,082	(41,001)	(57,161)
Net cash used in operating activities		(1,405,562)	(878,423)	(789,964)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	4	-	(97,525)	-
Acquisition of additional interest in subsidiary	4	(140,000)	-	-
Acquisition of mineral properties		-	-	(8,598)
Expenditures on exploration and evaluation assets		(2,796,013)	(227,089)	(258,287)
Net cash used in investing activities		(2,936,013)	(324,614)	(266,885)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		5,383,914	136,000	2,012,082
Loans received (repaid)	13	15,316	(12,767)	(347,712)
Principal repayment of lease obligation	16	(213,183)	(183,342)	-
Due to related parties		(665,544)	689,940	23,219
Net cash provided from financing activities		4,520,503	629,831	1,687,589

Effect of foreign exchange on cash balances		-	-	-
Net increase (decrease) in cash and cash equivalents during the year		178,928	(573,206)	630,740
Cash and cash equivalents, beginning of the year		77,696	650,902	20,162
Cash and cash equivalents, end of the year		256,624	77,696	650,902

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

1. Corporate Information

Loncor Resources Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, in the U.S., Nevada Bob's Franchising, Inc., and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Admubi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accompanying financial information as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been prepared in accordance with those IASB standards and IFRS Interpretations Committee ("IFRIC") interpretations issued and effective, or issued and early-adopted, at December 31, 2020.

The date the Company's Board of Directors approved these consolidated financial statements was March 30, 2021.

b) Going Concern

The Company incurred a net loss of $2,243,560 for the year ended December 31, 2020 (year ended December 31, 2019 - net loss of $1,650,745 and year ended December 31, 2018 - net loss of $664,762) and as at December 31, 2020 had a working capital deficit of $1,086,420 (December 31, 2019: a working capital deficit of $1,827,407).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is also closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees, operations, supplies, liquidity and capital resources. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements. The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and  comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 5).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

b) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Estimates:

i.   Impairment

Assets, including property, plant and equipment, and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

ii.  Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 15.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 14.

Judgments:

i. Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. As at December 31, 2020 and 2019, the Company does not have any material asset retirement obligations related to its exploration and evaluation assets.

ii. Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects, government renegotiation, other legal claims, and non-compliance with regulatory, social and environmental requirements.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

iii. Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the year the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

iv. Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

c) Foreign Currency Translation

i. Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("$"), which is the Company's functional and presentation currency. The United States dollar was determined to be the functional currency of the Company's Congo subsidiaries. References to Cdn$ represent Canadian dollars.

ii. Foreign currency transactions

The functional currency for each of the Company's subsidiaries and any associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company's subsidiaries and any associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the statements of  loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held on call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

e) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either FVPL or FVOCI, and "financial assets at amortized cost", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified advance receivable held for collection of contractual cash flows as financial assets measured at amortized cost.

Subsequent measurement - financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of loss and comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of loss and comprehensive loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are advances receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, advances receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable, accrued liabilities, due to related parties, employee retention allowance, lease obligations, and loans, which are each measured at amortized cost.  All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

f) Loss Per Share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. When the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

g) Property, Plant and Equipment ("PPE")

i. Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, directed labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company.

ii. Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statement of loss.

17 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

iii. Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

  Furniture and fixtures  straight line over 4 Years
  Office and communications equipment  straight line over 4 Years
  Vehicles  straight line over 4 Years
  Field camps and equipment  straight line over 4 Years
  Right-of-use asset straight line over the shorter of the estimated useful life of the asset or the lease term
  Leasehold improvements  straight line over the lease term
  Buildings straight line over 25 Years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

h) Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues and recoveries, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

Exploration and evaluation expenditures incurred by Barrick Gold (Congo) SARL ("Barrick") under the Farm-in arrangement (See note 9) are recorded on a cost-based approach and accounted in the same way as they would for expenditures directly incurred by the Company as described in the above paragraph. Exploration and evaluation expenditures incurred by Barrick are offset by funding received from Barrick such that no liability arises before an approved pre-feasibility study is completed.

i) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, the Company estimates the fair value attributable to the exploration licenses acquired. The fair value of the exploration license is recorded as an intangible asset as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E. Intangible assets are subject to impairment testing annually or more frequently should events or changes in circumstances indicate that they might be impaired.

j) Impairment of Non-Financial Assets

The Company's PPE, exploration and evaluation assets, and intangible assets are assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. If this is the case, the individual assets are grouped together into cash generating units ("CGU") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

18 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statements of loss and comprehensive loss so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, any mineral reserves and resources and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. During the year ended December 31, 2020, the Company recognized impairment of exploration and evaluation assets for $nil (December 31, 2019  and 2018- $nil) to adjust the  carrying value of the assets to their fair value, using a level 3 value in use methodology.

k) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

l) Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company's estimate of options that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Compensation expense on stock options granted to consultants is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

m) Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

n) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

o) Decommisioning obligations

The Company recognizes an estimate of the liabilities associated with decommissioning obligations when it has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation can be made. The estimated fair value of the decommissioning  obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is amortized over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to any earnings in the period. The decommissioning obligations are charged against the decommissioning obligations to the extent of the liability recorded. The Company has no material decommissioning obligations as at December 31, 2020 and 2019.

p) Business Combination

On the acquisition of a business, the Company uses the acquisition method of accounting, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Incremental costs related to acquisitions are expensed as incurred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of loss and comprehensive loss.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

q) Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. The deriviative financial instrument is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32, Financial Instruments: Presentation. One of the criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. The Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed.

r) Employee retention allowance

The Company previously had an incentive employee retention policy under which an amount equal to one month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allowance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company's consolidated statement of financial position. There is uncertainty about the timing  and amount of these potential retention allowance payments.

s) Right-of-use assets and lease obligation

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The Company presents right-of-use assets in the property, plant and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company does not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company recognizes payments received from the sub-lease arrangements as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

t) Government Grants

Government loan programs often include conditions that borrowers must meet throughout the term ofthe loan. Borrowers should recognize a government grant when there is reasonable assurance that they will meet the conditions attached to it and will receive the funds.

A borrower may receive a loan from the government that, if certain conditions are met, all or a portionof the loan will be forgiven. If there is reasonable assurance that the borrower will meet the terms for the forgiveness of the loan, the loan is treated as a government grant in accordance with IAS 20. Otherwise, the loan should be accounted for in accordance with IFRS 9.

In other programs, a borrower may receive a below-market interest rate loan from the government. A below-market interest loan is initially recognized at its fair value plus or minus any transaction costs inaccordance with IFRS 9. The interest rate differential, measured as the difference between the initial carrying value of the loan and the proceeds received, is treated as a government grant andaccounted for in accordance with IAS 20.

u) New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

IAS 16 - Property, Plant and Equipment

On May 14, 2020, the IASB issued an amendment to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling such items, and the cost of producing those items are to be recognized in profit and loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment is to be applied retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the earliest period presented in the financial statements in the year in which the amendments are first applied. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

On May 14, 2020, the IASB issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendment specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to the contract can either be incremental costs of fulfilling the contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

IFRS 9 - Financial Instruments

On May 14, 2020, the IASB issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other's behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

4. Acquisitions

Loncor Kilo Inc.

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc. Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL). In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid $98,124 (Cdn$130,000) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects consisted of a 71.25% interest in the Adumbi properties and a 49% interest in the Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu properties).  See Notes 9(e) and 9(f).

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Total consideration:
Cash consideration	$98,124
Purchase Price	$98,124

Fair value of assets and liabilities:
Cash and cash equivalent	$599
Property, Plant and Equipment	$223,346
Exploration and Evaluation Assets	$175,446
Accounts payable and accrued liabilities	$(301,267)
Fair value of net assets acquired	$98,124

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%. In September 2020, Adumbi was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies. The restructuring resulted in the Company increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the Congo 10%. The Congo was allocated 10% in accordance with the requirements of the new Congo Mining Code enacted in 2018. Also as a result of the restructuring, Adumbi Mining will now operate as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

Devon and Navarro

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a) The issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000

b) The payment of $75,000 in cash

c) The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

5. Subsidiaries

 The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Direct	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration

6. Advances receivable and prepaid expenses

	December 31, 2020	December 31, 2019
Supplier prepayments and deposits	90,928	-
Loan to KGL and accrued interest	56,199	51,075
Other receivables and employee advances	22,997	12,820
Harmonized Sales Tax receivable	66,543	-
	$236,667	$63,895

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of  $50,044 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the year ended December 31, 2020, the interest accrued on the loan was $5,147 (December 31, 2019 - $1,008).

Other receivables and employee advances of $22,997, are non-interest bearing, unsecured and due on demand (December 31, 2019 - $12,820).

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 was as follows:

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Salaries and bonus	$542,558	$376,386	$160,869
Compensation expense-share-based payments	$188,601	$122,999	$-
	$731,159	$499,385	$160,869

b) Other Related Party Transactions

As at December 31, 2020, an amount of $279,154 relating to management fees and advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the CEO and a director of the Company (December 31, 2019 - $821,168). Total management fees accrued to Mr. Kondrat for the year ended December 31, 2020 were $242,497 (2019 - $90,444).

As at December 31, 2020, an amount of $26,474 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2019 - $129,296 was due to Gentor).

As at December 31, 2020, an amount of $5,766 was due to KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2019 - $nil).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$		$	$	$	$	$
Cost
Balance at January 1, 2019	151,786	112,801	11,708	-	425,003	-	84,906	786,204
Additions	-	-	-	217,617	5,728	739,106	-	962,451
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Revaluation of asset	-	-	-	-	-	(51,149)	-	(51,149)
Balance at December 31, 2020	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539

Accumulated Depreciation
Balance at January 1, 2019	139,607	104,688	11,708	-	425,003	-	84,906	765,912
Additions	2,259	2,528	-	2,985	989	192,810	-	201,571
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516
Additions	1,839	2,528	-	11,938	3,964	181,850	-	202,119
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2020	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Balance at January 1, 2019	12,179	8,113	-	-	-	-	-	20,292
Balance at December 31, 2019	9,920	2,414	-	214,632	-	546,296	-	781,172
Balance at December 31, 2020	8,081	3,057	-	202,694	775	313,297	-	527,904

During the year ended December 31, 2020, depreciation in the amount of $16,771 (year ended December 31, 2019 - $4,878, year ended December 31, 2018 - $580) was capitalized to exploration and evaluation assets.

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2019	$10,281,524	$17,460,907	$-	$27,742,431
Additions	159,205	2,756,814	254,283	3,170,302
Earn-in Barrick payment	-	(2,762,890)	-	(2,762,890)
Balance as at December 31, 2019	$10,440,729	$17,454,831	$254,283	$28,149,843
Additions	180,637	4,279,656	2,760,307	7,220,600
Adjustment	-	-	(81,685)	(81,685)
Earn-in Barrick payment	-	(4,267,816)	-	(4,267,816)
Balance as at December 31, 2020	$10,621,366	$17,466,671	$2,932,905	$31,020,942

There is $602,250 of intangible exploration and evaluation expenditures as at December 31, 2020 (December 31, 2019 - $602,250).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu ($150,000), Devon ($152,250) and Navarro ($300,000) properties. The intangibles have not been included in the table above.

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.    Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015.  As at December 31, 2020 and 2019, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2020, the Company determined that no impairment charge or gain was required.

27 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

c. Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and are subject to final DRC Cadastre Minier (CAMI) administrative processing.

d. Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

e. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits)

are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

f. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

The Company has entered into a joint venture agreement with Barrick Gold (DRC) Limited relating to three of the Isiro exploration permits.  The terms of this agreement are substantially the same as the other joint venture agreements that the Company currently has with Barrick (see "Additional Barrick Agreements" below).  Under this Isiro joint venture agreement, Barrick manages and funds all exploration of the joint venture ground until the completion of a pre-feasibility study.  Once the joint venture committee has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery area.  Subject to the DRC's free carried interest requirements, Barrick would retain 65% of the SPV with Loncor holding the balance of 35%.  Loncor would be required to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

Additional Barrick Agreements

In January 2016, the Company's subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), entered into an agreement with Randgold Resources (DRC) Limited (which is now named Barrick Gold (DRC) Limited)("Barrick") with respect to a portion of the Company's Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company ("Mining Company") between Loncor Congo and Barrick. The Mining Company will be established only if exploration activities undertaken by Barrick at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

28 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Barrick and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

The Devon properties are also part of an agreement with Barrick, with the terms similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

In June 2020, the Company's 84.68%-owned subsidiary, Adumbi Mining S.A. ("Adumbi Mining"), entered into a joint venture agreement (the "New Barrick JV") with Barrick for two of the exploitation permits held by Adumbi Mining (the "JV Permits") covering ground contiguous to the Company's Imva area within the Ngayu gold belt in the northeast of the Congo.  The purpose of the New Barrick JV is to conduct exploration on the JV Permit properties to evaluate possible development and mining of such properties. The terms of this New Barrick JV are similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

10. Intangible Assets

The Company's intangible assets include licenses and rights. Based on management's assessment, these intangible assets have been valued at $1 as their fair value is nominal.

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

December 31, 2020
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$205,189	-	$31,623,192
Canada	$322,715	$1	-
	$527,904	$1	$31,623,192
December 31, 2019
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$221,960	-	$28,752,093
Canada	$559,212	$1	-
	$781,172	$1	$28,752,093

29 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

12. Accounts Payable

The following table summarizes the Company's accounts payable:

	December 31, 2020	December 31, 2019
Exploration and evaluation expenditures	$417,566	$128,303
Non-exploration and evaluation expenditures	$297,886	$207,953

Total Accounts Payable	$715,452	$336,256

13. Loans

a) In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at December 31, 2020, the balance of $11,650 was outstanding (December 31, 2019 - $27,274).

b) In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC will automatically convert to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,201 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, interest of $623 (Cdn$835) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2019 and 2018 - $Nil).

As at December 31, 2020, the CEBA LOC is valued at $26,501 (Cdn$33,741) (December 31, 2019 - $Nil (Cdn$Nil)).

14. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

30 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company issued common shares

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of $131,325 (Cdn$170,000). Mr. Kondrat (CEO and a director of the Company) purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute"). Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of $2,008,500 (Cdn$2,600,000). In connection with this private placement, the Company incurred $127,743 of issuance costs settled in cash. Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of the Company held by Mr. Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Mr. Kondrat of $1,931,250 (Cdn$2,500,000) worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

On June 29, 2018 the Company issued 500,000 common shares at a price of Cdn$0.20 per share as part of the acquisition of Devon (Note 4).

31 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

In September 2019, the Company issued 54,326 common shares at a price of Cdn$0.39 per share as the consideration for certain consulting services rendered by a third party.

Also in September 2019, all of the Company's common shares issued and outstanding were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All of the share, stock option and warrant amounts in these consolidated financial statements have been adjusted to reflect the said share consolidation.

In October and in December 2019, the Company issued 1,000,000 common shares at a price of Cdn$0.40 per share and 31,697 common shares at a price of Cdn$0.375 per share, respectively, as the consideration for certain consulting services rendered by third parties. Also in December 2019, warrants to purchase 500,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of $136,000 (Cdn$180,000).

In February 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of $1,807,200 (Cdn$2,400,000). In connection with this private placement, the Company incurred $80,842 of issuance costs settled in cash. A total of 1,790,000 of the common shares were purchased by certain insiders of the Company, including Mr. Kondrat, who purchased 1,440,000 of the common shares. The Company also issued in February 2020, 22,659 common shares at a price of Cdn$0.50 per share as the consideration for certain consulting services rendered by a third party and warrants to purchase 875,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of $236,129 (Cdn$315,000).

In June 2020, the Company issued 24,896 common shares at a price of Cdn$0.4539 per share, as the consideration for  consulting services rendered by a third party.

In July and August 2020, the Company closed, in two tranches, a private placement financing (the "Financing") for a total of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for total gross proceeds of $3,745,700 (Cdn$5,000,000).  A total of 3,390,000 of the said shares were purchased by certain insiders of the Company. In connection with this private placement, the Company incurred $427,145 issuance costs settled in cash and warrants.

In September 2020, the Company issued 20,640 common shares at a price of Cdn$0.5475 per share, as the consideration for  consulting services rendered by a third party.

As of December 31, 2020, the Company had issued and outstanding 112,224,174 common shares (December 31, 2019 - 95,280,979). No preference shares are issued and outstanding. Subsequent to December 31, 2020, the Company issued 11,500,000 common shares pursuant to an additional private placement financing (see Note 21).

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at December 31, 2020:

During the year ended December 31, 2020, 875,000 outstanding common share purchase warrants were exercised at a price of Cdn$0.36 per share for gross proceeds to the Company of $236,129 (Cdn$315,000).

During the year ended December 31, 2019, warrants to purchase 500,000 common shares of the Company were exercised and 437,500 common share purchase warrants expired unexercised. The common share purchase warrants issued in 2017 are classified as a liability because they are a derivative financial instrument due to the currency of their exercise price differing from the functional currency of the Company. The common share purchase warrants classified as a liability are re-valued at each period end, with a gain or loss reported on the consolidated statements of loss and comprehensive loss.  For the year ended December 31, 2020, the Company recognized a gain of $31,888 in the consolidated statements of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (year ended December 31, 2019 - loss of $30,349; year ended December 31, 2018 - gain of $65,907).

32 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

During the year ended December 31, 2020, the Company issued 537,000 common share purchase warrants in consideration for certain services provided with respect to the July and August 2020 Financing. These warrants are classified as equity settled share-based payment transactions and accounted for under IFRS 2.

No warrants were forfeited or cancelled during the years ended December 31, 2020 and 2019.

As at December 31, 2020, the Company had 537,000 (December 31, 2019 - 875,000) common share purchase warrants outstanding and exercisable.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.27% - 0.29%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 78.23% - 82.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2020 amounting to 105,203,090 (year ended December 31, 2019 - 93,885,097, December 31, 2018 - 86,498,291) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted (loss) income per share.

15. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019 and January 14, 2020 and certain stock options granted on September 15, 2020 fully vested on the 4 month anniversary of the grant date, and (b) other stock options granted on September 15, 2020 vested on the grant date.

The following tables summarize information about stock options:

For the year ended December 31, 2020
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	4,840,000	665,000	-	-	-	5,505,000	3.07	5,153,750	351,250

Weighted Average Exercise Price (Cdn$)	0.27	0.54				0.30		0.30

33 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

For the year ended December 31, 2019
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	1,050,000	3,790,000	-	-	-	4,840,000	3.95	2,007,500	2,832,500

Weighted Average Exercise Price (Cdn$)	0.12	0.31				0.27		0.14

During the year ended December 31, 2020, the Company recognized in the statements of loss and comprehensive loss as share-based payments expense, $289,665 (year ended December 31, 2019 - $154,789; year ending December 31, 2018 - $1,676) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan. An amount of $135,876 representing the vesting of fair value at the date of grant of stock options previously granted to consultants was recognized under consulting, management and professional fees in the consolidated statements of loss and comprehensive loss.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 84.72% - 128.69%, which is based on the Company's historical stock prices

(iii) Expected life: 2 to 3 years

(iv) Expected dividends: $Nil

16. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of aproximately $16,500 (Cdn $22,500).

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at December 31, 2020, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $362,936 (Cdn $494,598).

Changes in the lease obligation for the years ended December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019

Balance - beginning of the year	$591,183	$739,106
Liability settled	$(213,183)	$(183,342)
Liability revaluation	$(51,149)	$-
Interest expense	$21,393	$35,419

Balance - end of the year	$348,244	$591,183
Current portion	$188,370	$204,248
Long-term portion	$159,874	$386,935

Total lease obligation	$348,244	$591,183

34 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The following table presented the contractual undiscounted cash flows for the lease obligations as at December 31, 2020:

For the year ended December 31, 2020, the Company recognized lease revenues of $53,623 in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (year ended December 31, 2019 - $106,774; year ended December 31, 2018 - $nil). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the year ended December 31, 2020, the lease expense in the amount of $20,400 (year ended December 31, 2019 - $20,400; year ended December 31, 2018 - $5,100) in relation to the Congo office, was capitalized to exploration and evaluation assets.

17. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

35 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

At December 31st, 2020

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$0	-

At December 31st, 2019

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$31,888	-

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2020 and 2019. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	Canadian dollar	Canadian dollar

Cash and cash equivalents	260,173	36,539
Advances receivable and prepaids	22,353	66,339
Accounts payable and accrued liabilities	(508,573)	(548,604)
Due from related parties	42,619	-
Due to related parties	(355,419)	(1,225,436)
Employee retention allowance	(234,471)	(234,471)
Loans	(33,741)	-
Total foreign currency financial assets and liabilities	(807,060)	(1,905,633)
Foreign exchange rate at December 31	0.7854	0.7699
Total foreign currency financial assets and liabilities in US $	(633,865)	(1,467,147)
Impact of a 10% strengthening of the US $ on net loss	(63,386)	(146,715)

d) Credit Risk

36 of 40

Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at December 31, 2020 and December 31, 2019 was as follows:

	December 31,	December 31,
	2020	2019
Cash and cash equivalents	$256,624	$77,696
Advances receivable and prepaid expenses	$236,667	$63,895
	$493,291	$141,591

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $715,452 accrued liabilities of $221,634, due to related parties of $284,920, employee retention allowance of $184,159, lease obligation of $188,370 and a loan of $11,650 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	December 31,	December 31,
	2020	2019
Share capital	$85,147,700	$79,841,286
Reserves	$8,940,059	$8,411,647
Deficit	$(63,209,457)	$(60,965,897)
Common share purchase warrants	$-	$31,888
	$30,878,302	$27,318,924

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2020 and December 31, 2019.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

18. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the year ended
		December 31,	December 31,	December 31,
	Note	2020	2019	2018
Depreciation included in exploration and evaluation assets	8	$16,771	$4,878	$580
Exploration and evaluation expenditures paid by Barrick	9	4,267,816	2,762,890	2,619,804
Consulting fees paid by common shares, stock options or warrants	14b	264,120	364,760	-

19. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the years  ended December 31, 2020 and 2019.

20. Income taxes

a) Provision for Income Taxes

Major items causing the Company's effective tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2019 - 26.50%) were as follows:

	Years Ended December 31,
	2020	2019	2018
	$	$	$
Net loss for the year	(2,243,560)	(1,650,745)	(664,762)

Expected Income tax recovery based on statutory rate	(595,000)	(437,000)	(176,000)
Adjustment to expected income tax benefit
Permanent differences	100,000	111,000	(17,000)
Other	(7,000)	54,000	651,000
Change in unrecognized deferred tax asset	502,000	272,000	(458,000)
Income tax expense	-	-	-

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

b) Deferred Income Taxes

Deferred income taxes assets have not been recognized in respect to the following deductible temporary differences:

	Years Ended December 31,
	2020	2019	2018
	$	$	$
Non-capital losses carried forward	16,251,000	13,802,000	12,562,000
Fixed assets - Canada	212,000	203,000	189,000
Other - Canada	245,000	393,000	111,000
Capital loss carry-forwards - Canada	4,125,000	4,028,000	3,850,000
Lease - Canada	(8,000)	45,000	-
Exploration and evaluation properties - Congo	42,364,000	35,225,000	31,466,000
Total	63,189,000	53,696,000	48,178,000

Non-capital losses in Canada expire in the following years:

2026	$261,000
2027	135,000
2028	196,000
2029	674,000
2030	1,520,000
2031	2,593,000
2032	2,187,000
2033	1,946,000
2034	870,000
2035	560,000
2036	612,000
2037	541,000
2038	675,000
2039	1,032,000
2040	2,449,000
$16,251,000

21. Government Assistance

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Loncor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $30,295 (Cdn $40,604) have been received in the year 2020. The Company has recorded a total gross subsidy of $30,295 under "interest and other income" in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020 (years ended December 31, 2019 and 2018: $nil and $nil, respectively).

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Loncor Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in U.S. dollars, except for per share amounts)

In July 2020, the program was redesigned and extended until December 2020. In September and November 2020, the Government of Canada announced further extensions of the program to June 2021. The Company intends to continue its participation in the CEWS program, subject to meeting the eligibility requirements. There are no unfulfilled conditions or other contingencies attaching to the current CEWS program.

22. Events after the reporting period

In February 2021, the Company completed its non-brokered private placement of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,505,925 (Cdn$5,750,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of the Company, with each Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.The Company intends to use the proceeds from the financing for the continued exploration and development of the Company's Imbo Project and for general corporate purposes.

In March 2021, stock options to purchase an aggregate of 1,050,000 common shares of the Company were exercised.

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